Exhibit 99.1

The following is a transcript of portions of comments made by Dennis Friedrich, Chief Executive Officer of Brookfield Office Properties Inc. (“BPO”) on June 5, 2013 at the National Association of Real Estate Investment Trusts’ REIT Week 2013 conference. The portions of Mr. Friedrich’s comments transcribed below concern the announced transaction between BPO and MPG Office Trust, Inc. (“MPG”).

Transcript of Dennis Friedrich comments, June 5, 2013.

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Moderator: And maybe if we just go to sort of recent news, for you guys in terms of the announced acquisition of, or consolidation of your portfolio in LA with Maguire’s in the DTLA JV. I know you’re limited in what you can say, but if you could just maybe provide us an update on where you’re at with that transaction, as well as maybe just remind us of the strategic rationale behind that move. I mean, it was a market where you could have made the decision to exit LA given the size and scale, you went the other way. What drove that decision?

Dennis Friedrich: Sure, so I guess just to start, just a progress update, you know, unfortunately I can’t really, we’re on sort of a critical stage right now on a public transaction, but we’re moving to commence the tender offer for the preferred shares. We expect that to happen probably within the next week or so. Timing in terms of closing, projected closing, for the transaction is very much in line with what we said — likely the early part of the third quarter. So everything is moving on track from that standpoint. We’re really very excited about the transaction; we think it makes a lot of strategic sense for us. We have been in the marketplace since 2006; we see a lot of positive trends to Downtown LA. You know, it has been challenged from the leasing velocity standpoint at times. But for us this was the ability to convert an 83% interest in a limited portfolio of properties, three properties, in essence, and convert that into a 47% interest in a much larger, more enhanced portfolio in terms of the market; we think we’re going to capture some good synergies through that. And we really did that effectively by raising capital, private capital around this opportunity and our investment, incremental investment, we expect to only be in sort of the $140 million range. We didn’t contemplate exiting the market; we see positive developments in terms of residential increases so we think the market still has room for growth in terms of rent growth. The entire basin is improving from an economic standpoint; the West Side is improving. So, this transaction made a lot of sense for us and really greatly enhanced our position and the value of our holdings in one major gateway city.

Moderator: OK, and maybe without commenting on the combined portfolio, just in your existing assets in LA, I mean the market has been a little soft as you mentioned in terms of leasing. When do you see that market stabilizing and when do you think that maybe the buildings that you already owned could stabilize?

Dennis Friedrich: Right, so the buildings we currently own, the three buildings we bought, or acquired those assets, and they were at an occupancy level in the low 80%, it was about 83%, and we have moved them up to 90% over time. We are going into the transaction expecting there to be sort of a slow and steady improvement. But we see immediate opportunities, just with our sponsorship in the transaction and our understanding of the marketplace there, and just a greater market reach to be able to take the MPG assets which have actually trended sort of in the opposite direction over time — have historically been comfortably over 90% occupancy and over the upcoming years bring that occupancy level back up through capital investment, through strong sponsorship, and our tenant relationships around the globe.

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